UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

PTGi HOLDING, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Philip A. Falcone Chief Executive Officer 450 Park Avenue, 30th Floor New York, New York 10022 (212) 906-8555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74443P104	Page 1 of 6

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,758,360
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,758,360
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,758,360
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74443P104	Page 2 of 6

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,759,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,759,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,759,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74443P104	Page 3 of 6

Item 1.    Security and Issuer.

This Amendment No. 1 to the Schedule 13D filed on January 7, 2014 is being filed by the undersigned with respect to the shares of Common Stock, par value $0.001 per share (the “Shares”), of PTGi Holding, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 460 Herndon Parkway, Suite 150, Herndon, VA 20170.

Item 2.    Identity and Background.

Item 2 is hereby amended by adding the following as the last paragraph thereof:

“See Item 5 hereof.”

Item 3.    Source and Amount of Funds or Other Consideration.

No material update.

CUSIP No. 74443P104	Page 4 of 6

Item 4.    Purpose of Transaction.

Item 4 is hereby amended by adding the following as the last paragraph thereof:

“On January 15, 2014, Mr. Falcone was appointed as a director of the Issuer.”

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 14,218,823 Shares stated to be outstanding as of October 31, 2013 by the Issuer in its Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2013, filed with the SEC on November 8, 2013.  As of the date hereof, HGI Funding holds 5,758,360 Shares. Such Shares are beneficially owned by HGI, and may be deemed to be beneficially owned by Mr. Falcone as a result of Mr. Falcone’s being the Chairman of the board and Chief Executive Officer of HGI and his relationship with HGI’s controlling persons. In addition, in connection with being appointed as a director of the Issuer, Mr. Falcone was granted (i) 2,028 restricted stock units that vest as to one-half of the Shares on January 15, 2015 and one-half of the Shares on January 15, 2016, subject in each case to continued service as a director of the Issuer on the date of vesting, and (ii) stock options to acquire 4,055 Shares. One-third of the Shares with respect to such stock options vested on January 15, 2014 and the remainder of such Shares vests one-third on January 15, 2015 and one-third on January 15, 2016, subject in each case to continued service as a director of the Issuer on the date of vesting. Such securities are beneficially owned by Mr. Falcone. Other than any beneficial ownership which may be deemed to exist as a result of the relationships around the Harbinger Persons discussed herein (which beneficial ownership is disclaimed), the Controlling Persons do not beneficially own any Shares.

(a, b) As of the date hereof, HGI may be deemed to be the beneficial owner of 5,758,360 Shares, constituting 40.5% of the outstanding Shares.

HGI has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,758,360 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,758,360 Shares.

CUSIP No. 74443P104	Page 5 of 6

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 5,759,712 Shares, constituting 40.5% of the outstanding Shares.

Mr. Falcone has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 5,759,712 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 5,759,712 Shares.

(c) Other than as reported above, the Reporting Persons have not effected any transactions in the Shares since their last Schedule 13D filing.”

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material update.

Item 7.    Material to be Filed as Exhibits.

Exhibit D	Joint Filing Agreement

CUSIP No. 74443P104	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

January 17, 2014

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit D

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $.001 per share, of PTGi Holding, Inc., dated as of January 7, 2014 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER GROUP INC.
By:	/s/ Philip A. Falcone
	Name:	Philip A. Falcone
	Title:	Chief Executive Officer

/s/ Philip A. Falcone
Philip A. Falcone

January 17, 2014